Exhibit 99.22

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 111,749,658 TSX: BLE, BLE.WT.A Frankfurt: A6R
May 10, 2007
BLUE PEARL REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF US$105.1 MILLION IN Q1 2007
Highlights (all in U.S. dollars):
•	Revenues totaled $275.3 million and cash flow from operating activities totaled $105.1 million in the three months ended March 31, 2007.

•	Net income was $47.7 million or $0.46 per basic and $0.45 per diluted share. Net income was adversely affected by $29.6 million of inventory purchase price adjustment included in operating expenses.

•	Company ended the first quarter with cash balances of $114.5 million after paying $64.3 million, including a prepayment premium, to discharge the Second Lien Credit Facility on March 15, 2007. As at March 31, 2007, the principal outstanding on the First Lien Credit Facility was $319.3 million, down from $340 million on December 31, 2006.

•	Molybdenum production costs for output from the Thompson Creek and Endako mines averaged $5.63 per pound while realized prices on molybdenum sales averaged $25.57 per pound.

•	Conference call and webcast for analysts and investors is scheduled for May 11 at 10:00 a.m. Eastern.
Blue Pearl Mining Ltd., one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three months ended March 31, 2007 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.
Blue Pearl’s revenues totaled $275.3 million in the first quarter of 2007. Contributing to revenues was a significant reduction of the Company’s product inventory. No revenues were earned by Blue Pearl in the first quarter of 2006 as it was in the development stage.
Operating expenses in the first quarter of 2007 totaled $161.8 million. Included in operating expenses was an acquisition expense of $29.6 million related to the inventory portion of the Thompson Creek Metals Company (TCMC) purchase price adjustment. TCMC held 7.8 million pounds of molybdenum in inventory on the October 26, 2006 acquisition date and this inventory was deemed to be purchased by Blue Pearl, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98.5 million over the original book value. Of this, $68.9 million was charged to operating expenses in 2006 and the remaining $29.6 million was charged to operating expenses in the first quarter of 2007 as the related inventory was sold. Blue Pearl had no operating expenses in the first quarter of 2006.
General and administrative expenses totaled $3.1 million in the latest quarter, compared with $0.4 million in the first quarter of 2006. Exploration and development expenses, which were mainly related to the Davidson Project, were $1.9 million in the first quarter of 2007 versus $2.3 million a year earlier.
Net income for the first quarter of 2007 was $47.7 million or $0.46 per basic and $0.45 per diluted share, compared with a net loss of $2.5 million or $0.06 per basic and diluted share a year earlier. The per-share figures are based on a weighted-average number of shares outstanding of 103,250,000 (basic) and 105,395,000 (diluted) in the first quarter of 2007 and 44,671,000 (basic and diluted) a year earlier. As at March 31, 2007, there were 108,165,000 shares outstanding.
Cash generated by operating activities totaled $105.1 million in the first quarter of 2007, compared with cash used of $3.7 million in the same period in 2006.
Cash balances were $114.5 million as at March 31, 2007 versus $98.1 million as at December 31, 2006.
During the first quarter of 2007, the Company paid $64.3 million, including a prepayment premium, to fully discharge its Second Lien Credit Facility. The Company also made payments to reduce its First Lien Credit Facility to $319.3 million on March 31, 2007 from $340 million on December 31, 2006.
In the first quarter of 2007, the Company produced 5.43 million pounds of molybdenum at an average production cost of $5.63 per pound. The Company’s U.S. operations produced 3.84 million pounds at an average cost of $4.52 per pound while the Canadian operations produced 1.59 million pounds at an average cost of $8.31 per pound. The amounts produced reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company. The average costs reflect production costs, including roasting costs, for molybdenum from the Thompson Creek and Endako mines only.
Outlook
Blue Pearl took advantage of positive market conditions in the first quarter of 2007 by selling more molybdenum product than was produced and reducing inventory. In future quarters, with product inventory at a lower level, the Company’s ability to take advantage of strong demand for molybdenum will largely depend on the production from its mines.
While the Company’s production outlook for the year remains unchanged, production in the second quarter of 2007 from the Thompson Creek Mine is expected to be lower than the first quarter due to the pushback and initial stripping required to open a new phase of the mine. During this period, the mine will produce much of its molybdenum from an ore stock pile that has lower-grade molybdenum.
However, the impact from lower production on the Company’s second-quarter revenues may be offset at least in part by the increase in molybdenum prices that began in the latter part of the first quarter. The quoted price for molybdenum oxide rose to about $28 per pound on average in March from an approximate average $25 per pound in January and February. However, because of the normal one-month pricing lag on the Company’s sales, Blue Pearl did not begin to receive the higher prices evident in March until its April deliveries. The price increase that occurred in March has been generally sustained, with the market price for molybdenum oxide widely quoted in the range of $28 to $29 per pound on average in April and early May. The Company’s realized prices on its sales may be higher or lower than the quoted market prices published by pricing services.
As previously announced, the Company is expecting to produce 21 million pounds of molybdenum in 2007 from its existing Thompson Creek and Endako mines and is planning to increase production from these mines to 27 million pounds in 2008 and 29 million pounds in 2009. This excludes any potential production from Blue Pearl’s Davidson Project, which is Canada’s largest undeveloped molybdenum deposit. Davidson represents an opportunity for organic growth. A feasibility study of the Davidson Project is currently being conducted by Hatch Ltd. and is expected to be completed in the next two months.
The Company’s production growth profile and the strong sales prices anticipated in the next two or three years because of favourable supply and demand fundamentals are expected to produce strong cash flow for the Company. The Company believes that its operations and access to capital markets are sufficient to meet its ongoing obligations and capital requirements.
In April 2007, the Company announced an updated measured and indicated molybdenum resource estimate for its Endako Mine as a first step in the process of re-evaluating the potential of its existing properties. Both the Thompson Creek and Endako mines are developing new mine plans based on a reevaluation of mineral reserves assuming a long-term molybdenum price of $10 per pound and updated costs. Previous mine plans had assumed a long-term price of $5 per pound at Thompson Creek and $3.50 per pound at Endako. The new plans are expected to increase reserves and mine life at both operations when they are completed in 2007.
Additional information on the Company’s financial position is available in Blue Pearl’s Financial Statements and Management’s Discussion and Analysis for the three months ended March 31, 2007, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.bluepearl.ca).
Conference call and webcast
Blue Pearl will hold a conference call for analysts and investors to discuss its first-quarter 2007 financial results on May 11, 2007 at 10 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-695-6623 or 1-877-323-2090 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.ccnmatthews.com and www.bluepearl.ca.
An archived recording of the call will be available at 416-695-5275 or 1-888-509-0081 (Passcode 644207) from 12:00 p.m. on May 11 to 11:59 p.m. on May 18. An archived recording of the webcast will also be available at Blue Pearl’s website.
About Blue Pearl Mining Ltd.

Blue Pearl is the world’s fifth-largest molybdenum producer. In October 2006, the Company purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and in Vancouver, British Columbia. More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
The following are the Company’s consolidated financial statements, excluding notes, for the three months ended March 31, 2007.

Consolidated Balance Sheets
(US dollars in thousands — Unaudited)

	March 31	December 31
	2007	2006
Assets
Current assets
Cash and cash equivalents	$114,512	$98,059
Accounts receivable	112,780	84,476
Product inventory	70,257	131,269
Material and supplies inventory	25,700	25,498
Prepaid expenses	2,368	3,015
Future income and mining taxes	372	468

	325,989	342,785
Property, plant and equipment	469,269	480,187
Deferred stripping costs	6,853	—
Reclamation deposits	23,283	23,005
Restricted cash	8,806	8,081
Future income and mining taxes	25,965	20,902
Goodwill	50,882	46,322

	$911,047	$921,282

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$43,334	$38,794
Income taxes payable	41,587	29,407
Current portion of long-term debt	74,291	73,758
Future income and mining taxes	4,601	17,237

	163,813	159,196
Long-term debt	245,118	324,048
Asset retirement obligations	26,609	25,992
Sales contract liability	24,210	11,421
Severance and retention	8,191	8,008
Future income and mining taxes	164,919	168,566

	632,860	697,231

Shareholders’ Equity
Common shares	216,144	210,857
Warrants	35,115	35,445
Contributed surplus	16,884	14,953
Retained earnings (deficit)	20,156	(27,579)
Accumulated other comprehensive loss	(10,112)	(9,625)

	278,187	224,051

	$911,047	$921,282

Consolidated Statements of Income (Loss)
Three Months Ended March 31, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts — Unaudited)

	2007	2006

Revenues
Molybdenum sales	$268,116	$—
Tolling and calcining	7,232	—

	275,348	—

Cost of sales
Operating expenses	161,768	—
Selling and marketing	1,600	—
Depreciation and depletion	16,082	—
Accretion	436	—

	179,886	—

Income from mining operations	95,462	—

Other (income) expenses
General and administrative	3,108	404
Exploration and development	1,867	2,252
Interest and finance fees	15,394	—
Debt prepayment premium	2,474	—
Unrealized loss on derivative instruments	6,507	—
Stock-based compensation	2,618	496
Interest income	(1,900)	(45)
Other	370	(6)

	30,438	3,101

Income (loss) before taxes	65,024	(3,101)

Income and mining taxes (recoverable)
Current	37,849	—
Future	(20,560)	(620)

	17,289	(620)

Net income (loss)	$47,735	$(2,481)

Net income (loss) per share
Basic	$0.46	$(0.06)

Diluted	$0.45	$(0.06)

Consolidated Statements of Cash Flows
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	2007	2006

Operating Activities
Net income (loss)	$47,735	$(2,481)
Items not affecting cash
Depreciation and depletion	16,082	—
Accretion	436	—
Amortization of finance fees	4,784	—
Unrealized loss on derivative instruments	6,507	—
Stock-based compensation	2,618	496
Future income and mining taxes	(20,560)	(620)
Gain on sale of marketable securities	—	(6)
Change in non cash working capital	47,457	(1,061)

Cash generated by (used in) operating activities	105,059	(3,672)

Investing Activities
Property, plant and equipment	(2,602)	—
Deferred stripping costs	(6,853)	—
Restricted cash	(725)	(44)
Reclamation deposits	(233)	—
Proceeds from disposition of marketable securities	—	26

Cash used in investing activities	(10,413)	(18)

Financing Activities
Equity issues	5,158	2,135
Long-term debt repayments	(83,181)	—

Cash (used in) generated by financing activities	(78,023)	2,135

Effect of exchange rate changes on cash	(170)	(94)

Increase (decrease) in cash and cash equivalents	16,453	(1,649)
Cash and cash equivalents, beginning of period	98,059	6,915

Cash and cash equivalents, end of period	$114,512	$5,266

Consolidated Statements of Retained Earnings (Deficit)
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	2007	2006

Balance, beginning of period	$(27,579)	$(6,936)
Net income (loss)	47,735	(2,481)

Balance, end of period	$20,156	$(9,417)

Consolidated Statements of Comprehensive Income (Loss)
Three Months Ended March 31, 2007 and 2006
(US dollars in thousands — Unaudited)

	2007	2006

Net income (loss)	$47,735	$(2,481)
Other comprehensive loss
Foreign currency translation adjustment	(487)	(101)

Comprehensive income (loss)	$47,248	$(2,582)

For more information, please contact:

Ian McDonald, Executive Chairman	Tina Cameron
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	tcameron@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca

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